SEC
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NOV 02 2020

Washington DC
413

SEC 20014300

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 46293

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/19 (MM/DD/YY) AND ENDING 08/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harvestons Securities INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8301 E. PRENTICE AVENUE, SUITE 305
(No. and Street)

GREENWOOD VILLAGE (City) COLORADO (State) 80111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MORGAN BASSEY (303) 832-8887
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ASSURANCE DIMENSIONS, INC.
(Name – *if individual, state last, first, middle name*)

2000 BANKS ROAD, STE 218 (Address) MARGATE (City) FLORIDA (State) 33063 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, SUPANG BASSEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARVESTONS SECURITIES, INC., as of AUGUST 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

SEE ATTACHED

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this 27th day of October, 20 20, by
Date *Month* *Year*

(1) Supang Bassey

(and (2) ______________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

CHARLIE CHO
Notary Public - California
Orange County
Commission # 2255353
My Comm. Expires Sep 18, 2022

Place Notary Seal and/or Stamp Above

Signature [signature]
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5 Part III

Document Date: — Number of Pages: 2

Signer(s) Other Than Named Above: —

HARVESTONS SECURITIES, INC.

FINANCIAL STATEMENTS

August 31, 2020

HARVESTONS SECURITIES, INC.

Financial Statements

TABLE OF CONTENTS

ASSURANCEDIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Harvestons Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Harvestons Securities, Inc. as of August 31, 2020, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Harvestons Securities, Inc. as of August 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Harvestons Securities, Inc's management. Our responsibility is to express an opinion on Harvestons Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Harvestons Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The Schedule I, Computation of Net Capital Pursuant to SEC Rule 15c3-1, Schedule II, Computation for Related to Reserve Requirements Under SEC Rule 15c3-3 (exemption) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of Harvestons Securities, Inc.'s financial statements. The supplementary information is the responsibility of Harvestons Securities, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Pursuant to SEC Rule 15c3-1, Schedule II, Computation of Reserve Requirements Under SEC Rule 15c3-3 (exemption) and Schedule III, Information Related to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption), is fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as Harvestons Securities, Inc.'s auditor since August 2015.
Coconut Creek, Florida
October 29, 2020

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

HARVESTONS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

As of August 31, 2020

ASSETS		
Current Assets		
Cash	$	243,377
Securities owned, at fair value		206,626
Deposits with clearing organization		100,000
Due from clearing organization		987
Prepaid Income Taxes		8,100
Advance		394
Total Current Assets		559,484
Total Assets	$	559,484
LIABILITIES & STOCKHOLDER'S EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	$	42,695
Payroll taxes payable		13,463
Paycheck protection program loan		34,000
Deferred tax liability		250
Total Current Liabilities		90,408
Long Term Liabilities		
SBA loan		158,000
Total Long Term Liabilities		158,000
Total Liabilities		248,408
Stockholder's Equity		
Common stock, $1 par value; 1,000,000 shares authorized; 5,000 shares issued and outstanding		5,000
Additional paid in capital		162,300
Retained Earnings		143,776
Total Stockholder's Equity		311,076
Total Liabilities and Stockholder's Equity	$	559,484

The accompanying notes are an integral part of this financial statement.

HARVESTONS SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended August 31, 2020

Revenues		
Underwriting income	$	775,920
Trading loss - securities owned		(37,107)
Trading revenue - fixed income		5,100
Other income		1,770
		745,683
Expenses		
Operating expenses:		
Salaries		185,080
Commissions		180,522
General and administrative		68,153
Occupancy and equipment expenses		62,301
Clearing expenses		60,042
Travel and entertainment		54,342
Licenses and taxes		26,466
Communications		10,301
Pension plan		2,400
		649,607
Income before provision for income taxes		96,076
Provision for income taxes		26,950
Net Income	$	69,126

The accompanying notes are an integral part of this financial statement.

HARVESTONS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended August 31, 2020

	Common Stock Shares	Common Stock Amount $1 Par Value	Additional Paid In Capital	Retained Earnings	Total Stock-holder's Equity
Balances at August 31, 2019	5,000	$ 5,000	$ 144,300	$ 74,650	$ 223,950
Capital contribution			74,000		74,000
Capital distribution			(56,000)		(56,000)
Net income for the year				69,126	69,126
Balances at August 31, 2020	5,000	$ 5,000	$ 162,300	$ 143,776	$ 311,076

The accompanying notes are an integral part of this financial statement.

HARVESTONS SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended August 31, 2020

Cash Flows from Operating Activities:		
Net income	$	69,126
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized loss on securities		37,107
Changes in operating assets and liabilites:		
Prepaid expenses		3,210
Prepaid income taxes		10,200
Due to/from clearing organization		(10,354)
Accounts payables and accrued expenses		(80,925)
Deferred tax liability		(7,750)
Pension plan payable		(14,500)
Net cash provided by operating activities		6,114
Cash Flows from Financing Activities:		
Capital contribution		74,000
Capital distribution		(56,000)
Advance		(393)
Paycheck protection program loan		34,000
SBA loan		158,000
Net cash provided by financing activities		209,607
Net Increase in Cash		215,721
Cash at the beginning of the year		27,656
Cash at the end of the year	$	243,377

Supplemental Cash Flow Information

Cash paid for income taxes	$	24,500
Cash paid for interest	$	44

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization:

Harvestons Securities, Inc. (the "Company"), was incorporated in the State of Colorado on January 15, 1993 for the purpose of conducting business as a registered, fully disclosed securities broker-dealer.

Harvestons has claimed an exemption from Rule 15c3-3 of the Securities and Exchange Commission. The Company does not hold cash or securities for the account of customers. The Company clears certain of its proprietary and customer transactions through a clearing organization on a fully disclosed basis. The amounts receivable from and/or payable to the clearing organization relate to these transactions. In addition, the Company maintains a deposit of $100,000 with the clearing organization at August 31, 2020.

Depreciation and Amortization

Depreciation is provided on a straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. All property and equipment has been fully depreciated.

Securities Owned

Securities Owned consist of equities and are valued at quoted market value, which is a level 1 input, as described in Note 4. The resulting difference between cost and market is treated as unrealized gain or loss at the year end, which is included in trading revenue.

Income taxes

Income taxes are provided at the statutory rate, and are based on earnings reported in the financial statements. Deferred income taxes are provided using a liability approach based upon enacted tax laws and rates applicable to the periods in which the taxes become payable.

The Company recognizes and measures its unrecognized tax benefit in accordance with Accounting Standards Codification ("ASC") Topic 740, Income Taxes, ("ASC740"). Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company's tax returns ended August 31, 2017, 2018, 2019 and (although not yet filed) 2020 are subject to potential examination by the taxing authorities.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The Company had no cash equivalents during the year ended August 31, 2020. ASC Topic 940-320-45-7 states that broker-dealers should report trading securities activities in the operation section of the statement of cash flows.

1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates include depreciation for property and equipment, allowance for receivables and deferred tax asset valuation allowance.

Financial Instruments

The Company accounts for its investment securities at fair value under accounting literature including Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 320, *Investments Debt and Equity Securities* ("FASB ASC 320"), pertaining to investments in debt and equity securities and the fair value option of financial instruments in FASB ASC 825, *Financial Instruments ("FASB ASC 825").*

Certain of the Company's assets and liabilities are required to be measured at fair value. For those assets and liabilities, the Company determines fair value using the fair value measurement provisions included in FASB ASC 820, *Fair Value Measurements and Disclosures* ("FASB ASC 820"). FASB ASC 820 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and requires additional disclosures about fair value measurements. The definition of fair value focuses on the price that would be received to sell the asset or paid to transfer the liability between market participants at the measurement date (an exit price). An exit price valuation will include margins for risk even if they are not observable. FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels ('Level 1, 2 and 3"). See note 4 for additional information regarding FASB ASC 820.

FASB ASC 320 requires that the Company classify its investments as either (i) held to maturity, (ii) available for sale, or (iii) trading. This determination is made at the time a security is purchased. FASB ASC 320 requires that both trading and available for sales securities are to be carried at fair value. However, in the case of trading assets, both unrealized and realized gains and losses are included in trading revenue in the statement of operations.

In the period presented, all securities were classified as trading. No securities were classified as held to maturity or available for sale. For the period presented, all securities owned by the Company were accounted for at fair value with unrealized and realized gains and losses recorded in the statement of operations.

During the year ended August 31, 2020 the Company recognized $37,107 in unrealized loss.

All securities that are classified as trading are included in securities owned at market. The determination of fair value is based on quoted market prices of an active exchange, independent

1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments (continued)

broker market quotations, valuations provided by pricing services or, when independent broker quotations or pricing service valuations are unavailable, valuation models prepared by the Company's management. These models include estimates and the valuations derived from them could differ materially from amounts realizable in an open market exchange.

Revenue Recognition

The Company adopted Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers on September 1, 2018, the date the guidance became effective for us. The Company adopted the guidance using the modified retrospective method (i.e. applied prospectively effective September 1, 2018), which had no impact on the Company's opening retained earnings. Further, the Company determined that there was no material impact to the Company's recognition of revenue upon adoption of Topic 606. All revenues are recorded in accordance with ASC 606, which is recognized when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation over time / point in time.

The Company recognizes revenue from its various revenue streams as follows:

Investment Banking (Underwriting Income)

Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities offering in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fee at the time the underwriting is completed and the income is recognized at that point in time.

Commission revenue

Transactions for customers with related commission income and expenses are reported on the trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. The Company did not have any commission revenue during the year ended August 31, 2020.

Trading revenue

Proprietary securities transactions in trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on the trade date basis. The net trading gain / (loss) is recorded under revenue in accordance with ASC Topic 940, *"Financial Services-Brokers and Dealers"* since it is not within scope of the new revenue recognition guidance ASC 606 "Revenue from Contracts with Customers".

1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Commission Expense

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Concentrations of Credit Risk

The Company engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits of $250,000. At August 31, 2020, the Company's cash balance did not exceed federally insured limits. The Company has not experienced any losses in such accounts through August 31, 2020.

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The standard was adopted on September 1, 2019 and the Company has determined that it has no current leases which meet the requirements under ASC-842 leases.

Recent Accounting Pronouncements

The Company adopts all applicable, new accounting pronouncements as of the specified effective dates.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our financial statements upon adoption.

2. NET CAPITAL REQUIREMENTS

Harvestons is subject to the Securities and Exchange Uniform Net Capital Rule for fully disclosed broker-dealers (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At August 31, 2020, the Company had net capital of $290,361, of which $190,361 was in excess

2. NET CAPITAL REQUIREMENTS (continued)

of its required net capital of $100,000. The Company had aggregate indebtedness in the amount of $214,408. Therefore, its ratio of aggregate indebtedness to net capital was 0.74 to 1 at August 31, 2020.

3. PROPERTY AND EQUIPMENT

Property and equipment consists of following at August 31, 2020:

Furniture and Fixtures	$ 35,333
Computers and Equipment	42,329
Leasehold Improvements	15,194
	92,856
Less: Accumulated Depreciation and Amortization	(92,856)
	$ -

These assets were fully depreciated at the beginning of the year. There is no depreciation expense for the current year.

4. FAIR VALUE MEASUREMENTS

In accordance with FASB ASC 820, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the hierarchy under FASB ASC 820 are described below:

Level 1 Financial assets and liabilities whose values are based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 Financial assets and liabilities whose values are based on one or more of the following:

1. Quoted prices for similar assets or liabilities in active markets;
2. Quoted prices for identical or similar assets or liabilities in non-active markets;
3. Pricing models whose inputs are observable for substantially the full term of the asset or liability; or
4. Pricing models whose inputs are derived principally from or corroborated by observable market date through correlation or other means for substantially the full term of the asset or liability.
5. Values provided by independent pricing services.

Level 3 Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

4. FAIR VALUE MEASUREMENTS (continued)

In certain case, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirely falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirely. The Company's assessment of the significance of a particular input to the fair value measurement in its entirely requires judgement, and considers factors specific to the asset or liability.

At August 31, 2020 the Company's securities owned at market are deemed to be Level 1 as the fair value is based on quoted market values.

	Level 1	Level 2	Level 3	Total
Equity Securities	$ 206,626	$ -	$ -	$ 206,626
Total	$ 206,626	$ -	$ -	$ 206,626

5. LOANS

Paycheck Protection Program Loan

On April 17, 2020, the Company (the "Borrower") received loan proceeds in the amount of $34,000 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act").

The Loan, which was in the form of a Note dated April 17, 2020 issued by the Borrower, matures on April 1, 2022 and bears interest at a rate of 1.00% per annum. Funds from the Loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. The Company intends to use the entire Loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act.

SBA Economic Injury Disaster Loan

On May 4, 2020, the Company received $8,000 under the Economic Injury Disaster Loan Emergency Advance program.

On June 25, 2020, the Company received $150,000 under the Economic Injury Disaster Loan Emergency Advance program.

The Loan, which was in the form of a Note dated June 25, 2020 issued by the Borrower, bears interest at a rate of 3.75% per annum. The borrower must pay principal and interest payment of $731 every month beginning Twelve (12) months from the date of the Note. All remaining principal and accrued interest is due and payable Thirty (30) years from the date of the Note.

5. LOANS (continued)

Aggregate annual maturities of notes payable at August 31, 2022, are as shown:

Years ending August 31:	SBA Loan
2022	$ 8,772
2023	$ 8,772
2024	$ 8,772
2025	$ 8,772
2026	$ 8,772
Thereafter	$ 114,140
	$ 158,000

6. REVENUE CONCENTRATION

During the year ended August 31, 2020, the Company had a concentration of revenues from two customers comprising 45% and 33% of total revenues.

7. INCOME TAXES

The Company accounts for income taxes under Accounting Standards Codification 740, Income Taxes "ASC 740". ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial losses and the tax basis of assets and liabilities for both the expected future tax benefit to be derived from tax losses and tax credit carry forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Internal Revenue Code Section 382 "IRC 382" places a limitation on the amount of taxable income that can be offset by carry forwards after a change in control (generally greater than a 50% change in ownership).

The table below summarizes the differences between the Company's effective tax rate and the statutory federal rate as follows for the period ended August 31, 2020:

	2020
Statutory federal rate	21.00%
State tax rate, net of federal effect	3.70%
Effective Tax Rate	24.70%

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. The components of the net deferred tax liability for the year ended August 31, 2020 was as follows:

7. INCOME TAXES (continued)

	2020
Deferred tax liability:	
Unrealized gain on securities owned	$250
Deferred Tax Liability	$250

The income tax expense consists of the following at August 31:

	2020
Current:	
Federal	$ 28,000
State	6,700
	34,700
Deferred:	
Federal	(7,750)
State	-
	(7,750)
Total	$ 26,950

8. RELATED PARTY TRANSACTIONS AND COMMITMENTS

The Company rents office space from a related party entity under common control under a yearly lease that expired on August 31, 2020. The lease was renewed for another six months and expires on February 28, 2021. The Company recorded rent expense of $30,000 for the year ended August 31, 2020.

Harvestons also carries two month to month office leases at approximately $303 per month plus costs. Rent expense under these leases in fiscal year 2020 was $3,004.

The Company periodically receives advances from or advances money to the stockholder. Advances to and from the stockholder are made on an interest free basis. The stockholder had a balance due to the Company in the amount of $394 at August 31, 2020.

9. PENSION PLAN

The Company implemented a cash balance plan on September 1, 2015. The plan's fiscal year matches the Company's fiscal year. Employees become eligible after attaining age 21 and after 1 year of employment with the Company. The employee may become a participant of the plan as of the earlier of the first day of the plan year or the first day of the seventh month of such plan year coinciding with or next following the date such employee met the eligibility requirement. Eligible employees are not required to contribute to the plan. Contributions to the Plan are discretionary and are limited to specified percentages of compensation for the President, Executive Vice President and other employees. The Contributions are subject to a vesting schedule and become

9. PENSION PLAN (continued)

fully vested after 3 years of service. The Company recorded contributions of $2,400 for the year ended August 31, 2020.

10. COMMITMENTS AND CONTINGENCIES

Commitments and contingencies

In the normal course of business, we enter into commitments for either fixed income or equity underwritings. As of August 31, 2020, we had no such open underwriting commitments.

As a result of extensive regulation of broker-dealers, we are subject to regular reviews and inspections by regulatory authorities and self-regulation organizations. The reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censures to fines and, in serious cases, temporary or permanent suspension from conducting business, or limitations on certain business activities. In addition, regulatory agencies and self-regulatory organizations institute investigations from time to time into industry practices, which can also result in the imposition of such sanctions. Refer to the "Legal and regulatory matter contingencies" discussion within this footnote for more information about related loss contingency. See Note 2 for additional information regarding regulatory capital requirements applicable to us.

The Company entered into an office lease with a related party (see note 8) effective September 2017. The lease is renewed every 6 months, effective September 1, 2020 and the Company has renewed the lease until February 28, 2021. Future minimum payments required under operating lease obligations at February 28, 2021 are $15,000.

Legal and regulatory matter contingencies

In addition to the matter specifically described below, in the normal course of our business, we may be named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with our activities.

We are also subject, from time to time, to other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding our business. Such proceedings may involve, among other things, our sales and trading activities, financial products or offerings we sponsored, underwrote or sold, and operational matters. Some of these proceedings may in the future result, in adverse judgments, settlements, fines, penalties, injunctions or other relief and/or require us to undertake remedial actions. For the year ended August 31, 2020, we have not been party to or subject to any legal and regulatory matters.

11. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred subsequent to August 31, 2020, for possible disclosure or recognition in the financial statements. The Company has determined that there were no such events or transactions that warrant disclosure or recognition in the financial statements through the date these financial statements were available to be issued, October 29, 2020.

Supplementary Information

HARVESTONS SECURITIES, INC.
Schedule I : Computation of Net Capital Pursuant to SEC Rule 15c3-1
August 31, 2020

Net Capital

Total stockholder's equity from Statement of Financial Condition	$	311,076
Add allowable credits:		
Payroll protection plan loan	$	34,000
Deduct non-allowable assets:		
Prepaid income taxes		8,100
Advance		394
		8,494
Total stockholder's equity qualified for net capital before haircuts on securities positions		336,582
Haircuts on securities postions:		
Other securities owned - net		30,994
Undue concentration		15,227
		46,221
Net capital		290,361
Net capital requirement		100,000
Net capital in excess of required net capital	$	190,361

Aggregate Indebtedness

Accounts payables and accrued expenses	$	42,695
Payroll taxes payable		13,463
SBA loan		158,000
Deferred tax liability		250
Total aggregate indebtedness	$	214,408
Ratio: Aggregate Indebtedness to Net Capital		0.74 to 1

RECONCILIATION WITH THE COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of August 31, 2020)

Net capital, as reported in the Company's Part IIA (Unaudited) amended FOCUS report	$	290,361
Adjustments:		
None		-
Net capital, as adjusted	$	290,361
Aggregate indebtedness, as reported in the Company's Part IIA (Unaudited) amended FOCUS report	$	214,408
Adjustments:		
None		-
Aggregate indebtedness, as adjusted	$	214,408

Noted: There were no difference between the Computation on Schedule I and the amended FOCUS report for August 31, 2020, filed by the Company on October 19, 2020.

HARVESTONS SECURITIES, INC.
Schedules II : Computation of Reserve Requirements Under Rule 15c3-3
For The Year Ended August 31, 2020

The Company is exempt from the Reserve Requirement computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III : Information Related to Possession or Control Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control Requirements under the (k)(2)(ii) exemptive provision.

Harvestons Securities, Inc.
8301 E. Prentice Ave., Suite 305, Greenwood Village, CO 80111
Tel: (303) 832-8887 Fax: (303) 832-8882

October 29, 2020

Exemption Report

RE: Harvestons Securities, Inc.'s fiscal year end August 31, 2020 Certified Audit

Harvestons Securities, Inc. is operating under the (k)(2)(ii) exemption of SEC Rule 15c3-3, "Customer Protection Reserves and Custody of Securities". All transactions are cleared through separate broker-dealers, on a fully disclosed basis. In addition ,the firm earns revenue from underwriting and trading, in which the firm does not hold cash or securities for the account of customers and is therefore exempt under the rule.

To the best knowledge and belief, the firm qualifies for exemption from the provisions of SEC Rule 15c3-3(k)(2)(ii), and has met the identified exemption provisions for the year ended August 31, 2020 without exception.

Morgan Bassey
President/ CEO

ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Board of Directors and Shareholder
of Harvestons Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) Harvestons Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Harvestons Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under the provision (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities" ('the "exemption provision") for its introducing broker related activities; in addition as it relates to their investment banking activities they are exempt under the rule as they do not hold any cash or securities for its customers and (2) Harvestons Securities, Inc. stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. Harvestons Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Harvestons Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Section (k)(2) "Customer Protection-Reserves and Custody of Securities" of Rule 15c3-3 under the Securities Exchange Act of 1934.

Assurance Dimensions

Assurance Dimensions, Inc.
Certified Public Accountants
October 29, 2020

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

ASSURANCEDIMENSIONS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Stockholder of Harvestons Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended August 31, 2020, which were agreed to by Harvestons Securities, Inc. ("the Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and any Other Designated Examining Authority, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. Harvestons Securities, Inc.'s management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended August 31, 2020, as applicable, with the amounts reported in Form SIPC-7 for the year ended August 31, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, trial balance, ledgers of accounting activity, SIPIC 6 and bank statements noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, as described in #3, supporting the adjustments noting no differences; and
5) Compared the amount of payment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no material differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Assurance Dimensions

Assurance Dimensions, Inc.
Certified Public Accountants
October 29, 2020

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com